HYDROGENICS CORPORATION

5985 McLaughlin Road

Mississauga, Ontario

Canada L5R 1B8

June 30, 2009

VIA EDGAR and FACSIMILE

Division of Corporation Finance,

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hydrogenics Corporation (Registration No. 333-153491);
Application for Withdrawal of Registration Statement on Form F-10

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), Hydrogenics Corporation (the “Registrant”) hereby requests the withdrawal, effective immediately, of that Registration Statement on Form F-10, together with all exhibits thereto, (File Number 333-153491), originally filed by the Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on September 15, 2008 (the “Registration Statement”).

The Registrant decided not to pursue registration of its securities at this time and has requested that the Registration Statement be withdrawn. No securities have been sold in connection with the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions, please contact Lawrence E. Davis, Chief Financial Officer at (905) 361-3660.

Sincerely,

HYDROGENICS CORPORATION

By:	/s/ Lawrence E. Davis
Name:	Lawrence E. Davis
Title:	Chief Financial Officer